


HINDALCO
ADITYA BIRLA GROUP

Hindalco Industries Limited

MINUTES OF PROCEEDINGS OF
THE FORTY-FOURTH
ANNUAL GENERAL MEETING HELD ON
31ST JULY, 2003



Chairman of the Meeting Shri E. B. Desai in consultation with Shri A. K. Agarwala Whole-Time-Director at the 44th AGM.


RAJASHREE BIRLA
D. BHATTACHARYA
ALCO

Smt. Rajashree Birla, Director of the Company delivering speech, paying tributes to the contribution of Shri. A.K. Agarwala and also announcing change of guard at Hindalco.


HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025.

Minutes of the Forty-Fourth Annual General Meeting of the Shareholders of Hindalco Industries Limited held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400020 on Thursday, the 31st July, 2003, at 3:30 P.M.

PRESENT

DIRECTORS

Shri T. K. Sethi	Shri C. M. Maniar	Shri E. B. Desai
Shri S. S. Kothari	Smt. Rajashree Birla	Shri M. M. Bhagat
Shri K. N. Bhandari	Shri A. K. Agarwala	Shri D. Bhattacharya

1,280 Attendance slips were received from the Company's Shareholders.

In the absence of the Company's Chairman **Shri Kumar Mangalam Birla, Shri A.K. Agarwala** proposed that **Shri Eruch B. Desai**, be requested to take the Chair for the Meeting. The above proposal was seconded by **Shri C.M. Maniar** and thereupon, **Shri E. B. Desai** took the Chair.

With the consent of the Company's Shareholders present, the Notice convening the Meeting was taken as read.

Thereafter, at the direction of the Chairman of the Meeting, the Secretary of the Company, Shri Anil J. Jhala, read out the Auditors' Report. It was announced that Valid Proxies, numbering 58 covering in all 3,00,21,656 Equity Shares were received.

At the request of the Chairman of the Meeting, Shri A. K. Agarwala Whole-time Director then read out to the Shareholders Chairman's address giving various information relating to the Company's performance. A gist of the address was as follows:

Ladies and Gentlemen,

I take great pleasure in welcoming you to the 44th Annual General Meeting of your Company.

As you are all aware, the year 2002-2003 has been a very demanding one. Geo-political issues, an erosion of consumer confidence and, the expected global economic upturn, which did not happen, pressurized economies the world over. We, in India, had to face its vibrations.

That in the face of these challenges, your Company has managed to sustain its performance, demonstrates the solid fundamentals that underpin its major businesses. I will dwell on these aspects subsequently.

First of all, let me post you on the major developments that have a significant bearing on your Company's ongoing success and which, I believe, are geared to add value. These encompass, **firstly**, the acquisition of the Copper business, through the restructuring of Hindalco and Indo Gulf. **Secondly**, acquisition of the Nifty Mines; **thirdly**, acquiring the balance shareholding in Indal and **fourthly**, the progress on the brown-field expansion.

The consolidation of the Copper business of the erstwhile Indo Gulf Corporation with your Company has helped elevate your Company into a non-ferrous metals powerhouse. This merger has led to a far stronger balance sheet and has undeniably opened several value enhancing opportunities. Not surprisingly, revenues have surged to Rs. 4,975 Crores for the year 2002-2003. Of this, the Copper business has contributed over 50%.

NIFTY MINES

To grow in the Copper business, ownership in upstream mines was necessary for our smelter at Dahej. We believe it is important to make Birla Copper also an integrated producer. Therefore your Company has been scouting for acquisition of mines. As a first step in this direction Birla Copper has acquired, as you are aware the Nifty Copper mines in Australia. Nifty currently has a capacity of 25,000 tonnes per year of Copper Cathodes and a large undeveloped copper sulphide resource. Nifty will soon contribute to approximately 13% of your Company's copper concentrate requirements.

A feasibility study for tapping of the sulphide ore is well under way. We expect to complete it by the third quarter of FY 04. Based on its findings, the decision on the construction of the underground mining project will be made. We are exploring the acquisition of additional mining capacity.

Balance Shareholding in Indal

We are pleased to inform you that your Company's stake in Indal has risen from 74.6% to 96.3% consequent to an open offer made by your Company. Prior to its de-listing from the Stock Exchanges, in line with regulatory requirements, your Company has made a second open offer which closes on 2nd August, 2003. This move is also a measure to ensure that there is no conflict of the minority shareholders' interest in Indal.

THE BROWNFIELD EXPANSION

ALUMINIUM

The commissioning of the 10th and the 11th Potlines marks another milestone in your Company's Brownfield expansion. The 10th Power Generating Unit of 80 MW and its Boiler at the Renusagar Power plant going on stream, nearly completes the Brownfield expansion. With this the Smelter capacity stands raised to 345,000 tonnes annually, Alumina capacity at 660,000 tonnes and captive power generation at 779 MW.

I take great pride in the fact that this Rs. 1,800 Crores Brownfield expansion has been completed ahead of schedule and within the Budget.

To leverage upon the Brownfield expansion, we plan to enhance the smelter capacity to 360,000 tonnes and the Alumina Refinery to 700,000 tonnes through de-bottlenecking. This will also entail installation of balancing equipment including another co-generation plant of 41 MW capacity. These activities are slated for completion in phases by the year 2004-05.

COPPER

In the Copper division of your Company, a Brownfield expansion is underway as well. The smelting capacity is ramped up from 150,000 tonnes to 250,000 tonnes per year. Currently trial runs are on and we expect to commission the facility shortly.

In Copper, your Company aspires to be among the top 10% cost competitive producers globally. To attain this stature your Company is in the process of finalizing another low cost Brownfield expansion at Dahej. Even as this is a forward-looking step your Company is in a vantage position as it can fully exploit the infrastructure potential at Dahej while ensuring cost reduction and growth ongoingly.

DIVIDEND

Before I share with you the highlights of your Company's performance in the first quarter of the current financial year, let me reiterate that your Company's performance for the fiscal 2002-03 has indeed been noteworthy. Revenues at Rs. 4,975 Crores and Net Profits at Rs. 582 Crores despite the constraints faced, is indeed commendable. Your Directors are therefore pleased to recommend a 135% dividend for your approval. The payout on this account, inclusive of the corporate dividend tax will be Rs. 141 Crores.

Performance in First Quarter of 2003-04

Let me now share with you the highlights of your company's performance during the first quarter of this year.

ALUMINIUM

Production in Aluminium surged on the back of increased capacities from Brownfield expansion.

- Metal production touched 78,581 MT vis-à-vis 66,867 MT in the corresponding period last year, reflecting a rise of 17.5%, mainly on account of the additional production from the new Potlines.
- Rolled product output of 17,967 MT reflects a marginal 0.2% decline over that of 17,997 MT in the previous year.
- Extruded Products at 4,086 MT from 4,614 MT last year is down by 11.5%, because of a weak demand.
- Redraw Rods at 13,643 MT is 7.5% higher over the production of 12,691 MT in the comparable Quarter last year.
- The output of Alumina which is a key input - was 146,793 MT, higher by 24.2% over production of 118,175 MT in the comparable period of the previous year.
- Power export from your Company's Renusagar Power Plant was 1,256 MU, a 19.2% increase over 1,054 MU achieved in the corresponding period last year.
- Production of Foil at 4,527 MT has grown by 2.0% over 4,437 MT attained in the corresponding period last year.
- Aluminium Alloy Wheels production rose from 7,131 wheels during the first quarter last year to 10,304 wheels this quarter.

COPPER

As Birla Copper undertook a planned bi-annual shutdown of the Smelter during this Quarter, production has been lower compared to that of the previous year.

- Copper Cathodes production fell by 20% from 45,497 MT to 36,376 MT this year.

- The output of Continuous Cast Copper Rods rose by 6.6% to 18,921 MT vis-à-vis 17,744 MT in the corresponding quarter last year.
- Sulphuric Acid production at 94,714 MT is lower by 29.0% over 133,333 MT in the corresponding quarter last year.
- The production of DAP and Complex Fertilisers cratered by 64.0% from 91,476 MT to 32,939 MT this quarter.
- The output of Gold surged by 14.9% from 801 Kg last year to 920 Kg in the first quarter of the current fiscal.
- Similarly, production of Silver soared by 26.9% to 5,917 Kg vis-à-vis 4,663 Kg in the corresponding quarter last year.

SALES

Your Company's Net Sales during the First Quarter at Rs. 1,155.5 Crores are marginally lower in comparison to the restated sales of Rs. 1,197.9 Crores in the corresponding Quarter of Fiscal 2003 largely because of the planned shutdown, as I mentioned earlier.

Your Company's Net Profits stand at Rs. 193.0 Crores which is 2% lower than Rs. 196.8 Crores recorded in the corresponding quarter last year.

Moving over to the sector-wise performance, I am pleased to inform you that your Company's Aluminium business has performed commendably with a growth of more than 13.4% in Sales. This division has recorded a sales turnover of Rs. 664.4 Crores vis-à-vis Rs. 586.0 Crores in the comparable quarter of the earlier year. Sales volumes at 75,251 MT are higher by 13.5% from 66,307 MT last year, which in the prevailing market environment is very laudable.

Exports are up by 15.2% to Rs. 107.4 Crores this quarter as against Rs. 93.2 Crores in the corresponding period last year. In volume terms, exports at 14,378 MT reflect a rise of 21.1% over 11,876 MT last year.

I must add that the average realisation has remained flat on account of higher exports and an appreciating Rupee.

In Copper, Net Sales during the first quarter declined by 19.7% from Rs. 611.9 Crores in the first quarter last year to Rs. 491.1 Crores this year, because of the limited output.

Exports are lower by 8.2% at Rs. 122.6 Crores this quarter from Rs. 133.6 Crores in the first quarter of last year. In volume terms, exports dipped by 7.3% from 16,754 MT last year to 15,536 MT in the first quarter of this year.

FUND RAISING

In June this year your Company raised Rs. 230 Crores through a US$ 50 Million ECB of a 5 year tenor at a floating rate linked to LIBOR.

OUTLOOK

Let me now share with you the outlook for your Company for fiscal 2003-04. I do believe that the long-term fundamentals of Both Aluminium and Copper are strong and promise exciting growth prospects. In the short-term, the expectations of a global recovery have been belied. Large economies such as the US, Europe and Japan are emitting mixed signals.

Closer to home, China is on a high growth trajectory. In fact, the Asian region's performance is also encouraging. The prosperity of these economies augurs well for both Aluminium and Copper sectors as it presages a rise in metal consumption.

First let me dwell on the outlook for the Aluminium sector.

ALUMINIUM

In India, the Government's thrust on the power sector and infrastructure sectors is a good omen. The passage of the Electricity Bill is a positive sign. The auto sector is also in a growth mode. Building construction continues to be supported by a continuation of tax breaks, the falling cost of money and growing financing options. The packaging and the consumer durable segment is gaining a momentum as well. And the rain God seems kind.

All these factors, I believe, will fuel the sector's growth. Your management's road map for forging ahead is based on:

- Firstly - leveraging its ascendancy in the upstream and downstream business.
- Secondly - growing the market aggressively on the wings of its recently launched branding initiative.
- Thirdly - enhancing the market share of its new products and garnering maximum sale from its portfolio of value added products. In doing so, your Company intends to tap a far higher segment of the value chain. As you may perhaps be aware, a large proportion of Aluminium reaches the customer in the form of downstream products such as Rolled Products, Extrusions, and Foils mainly used in Transportation, Building Construction and Packaging sectors. Our aim is to have more than a significant presence in this segment.

COPPER

In so far as the Copper sector is concerned I would like to add that in the recent past the sector has faced a reversal. The domestic demand of refined copper fell by over 12%, primarily due to explosive growth in the mobile network and WLL

telephony in India. This in turn has led a reduction in the demand for copper from the Jelly Filled Telecom Cable (JFTC) sector which accounts for nearly 40% of the total copper consumption.

Additionally, the concentrate market too has progressively tightened. The growth in the smelter capacity coupled with a squeeze on concentrate availability due to the mines cut back and closures has created a demand supply gap. This has resulted in lower Treatment and Refining Charges for long-term contracts during 2003. The spot market continued to remain sluggish as stocks at mines and smelters dried up. Against such a milieu, I am pleased to inform you that your Company's Copper division has been able to secure a substantial quantity of concentrates under long-term contracts.

We are also hopeful of some of the mines reopening and production picking up. The outlook on copper prices seems to be bullish. Collectively, these factors should alter the concentrate market and TC/RC would improve hopefully in the foreseeable future.

Your Company's strategy for sustained profitability and growth is three pronged.

- Firstly - we will remain export driven and strengthen our presence in markets where there is a visible demand-supply gap, such as those in the Middle-East and the Asian region. The LME Grade "A" accreditation positions us very favourably in global markets. With the capacity ramp up, your Company is well on its way to becoming a globally cost-competitive producer.
- Secondly - in the domestic markets, we aim to leverage our leadership position, riding on our superior products, customer and technical service capabilities; and
- Thirdly - we hope to add further value to by-products generated at your Company's Copper Plant as these have the potential to be profit drivers.

I view the future with great optimism and we believe that in the year 2003-04 we will grow significantly in revenues and earnings. Our main goal of pursuing the creation of shareholder value will continue unrelentingly.

Let me give you some excellent news. I take great pride in sharing with you the fact that in a nationwide study undertaken by Business Today and AT Kearney, your Company has been rated as one of India's 16 Best Managed Companies. This study focused on "identifying and analysing successful growth patterns of value building growth companies". Across India more than 250 companies were analysed. Of these, that we stood out is indeed a feather in the cap of your Company.

A CARING CORPORATE CITIZEN:

Last but not the least, I would like to very briefly speak about the role that your Company has been playing as a committed, responsible and a caring corporate citizen.

Your Company is totally committed to sustainable development. For your Company, this goes far beyond pollution prevention and tinkering with environmental stipulations. It is an integral part of our philosophy. Hence, environment considerations are always featured in your Company's decision-making process.

Likewise, we have always looked beyond the traditional spheres of influence and addressed the larger issues facing people in proximity to our plants and beyond.

Your Company's social projects are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development. The footprint of its work spans 340 villages, in proximity to our Plants at Renukoot and Renusagar in Uttar Pradesh and Silvassa in Dadra and Nagar Haweli and Bauxite Mines at Lohardaga in Jharkhand and Samri in Chattisgarh and another 35 villages surrounding our Copper Plant at Vagra Taluka, at Dahej in Gujarat. Your Company reaches out to four lac people annually, of whom a majority live below the poverty line.

Your Company's focus areas are healthcare and family welfare, education including adult literacy, sustainable livelihood, which also encompasses women empowerment processes, besides others. These projects stem from the unfulfilled basic needs of the communities. They evolve in tandem with the village panchayats and are the outcome of a consensus.

For the year 2002-2003, we have mobilized Rs. 25.15 Crores through different development programmes, apart from our own contribution. We were able to influence the lives of thousands of people. The difference is palpable.

Going forward, development of 71 model villages in a phased manner underpins your Company's strategy. Your Company has already transformed 29 villages into model villages. Making of a model village entails ensuring self-reliance in all aspects over a four-year timeframe. In our own humble way, we are endeavouring to help the Government raise the Human Development Index of our nation.

Before I conclude, our Chairman Shri Kumar Mangalam Birla has desired that your Director Mrs. Rajashree Birla share some thoughts with our esteemed shareholder fraternity. The Chairman thereupon requested Rajashreeji to take the podium.

RAJASHREEJI'S SPEECH

It is indeed an emotional moment for all of us here today as I formally announce the change of guards at Hindalco, our Group's flagship Company.

As you are probably aware Shri Askaranji Agarwala will be relinquishing his office as Whole-Time Director of Hindalco in September after a glorious and impeccable record of performance with us for over 40 years. Askaranji will be succeeded by Shri D. Bhattacharya, the erstwhile Managing Director of Birla Management Corporation and Indo-Gulf.

Shri Bhattacharya came to our Group with a distinguished record from Hindustan Lever where he served as Director on their various businesses and was Chairman of Hindustan Lever Chemicals. During these four years with us he has contributed immensely to the Group's Fertilizer, Copper and Insulator business apart from looking after Indal. He is the Chairman of the Board of Directors of Utkal Alumina.

Shri Bhattacharya will take over as Managing Director of Hindalco in early October. I am sure you will all join me in welcoming him to Hindalco and wish him every success in taking your Company to great heights as well.

Having said that, I would like to take this opportunity to express our deep sense of gratitude to Askaranji for all that he has done for Hindalco.

A visionary leader, an institution builder, a professional manager, an eager learner and above all an exemplary humanitarian, Askaranji has made a phenomenal contribution to our Group and to the enviable stature that Hindalco has attained.

Askaranji joined Hindalco way back in December of 1959 at the age of 25. In a brilliant career spanning over 43 years his unstinted commitment, his business acumen, his creative insight, his vision, and his passion enabled him to spot and leverage opportunities that eventually helped position Hindalco on the world map. He has been instrumental in increasingly ushering in value added products that provided the best customer solutions.

He charted Hindalco's growth trajectory and has driven the growth of its capacities manifold. Under his stewardship, Hindalco, which started with just 20,000 Metric Tonne capacity has reached 345,000 MT. His unending quest for better ways of working, his constant push for technological upgradations, for innovations and for systems has vaulted Hindalco among the world's leading, finest lowest cost producers.

Many of you may be taken by total surprise to learn that Askaranji by qualification is a Chartered Accountant. And yet today he is reckoned as a walking encyclopedia on Aluminium. He is looked upon as the best ever Metallurgist.

Askaranji's leadership style has been unique as well. Characterized by a combination of caring, competency building and accountability, Askaranji soon came to be looked upon as a father figure not only by the employees and their families in Hindalco but by the entire community surrounding our plants.

Beyond business, the humane manner in which Askaranji reached out to the weaker sections in proximity to our plants and helped make a qualitative difference to their lives, proved to be the highest embodiment of our Group's values of trusteeship and living your Company's social vision.

For us in the Aditya Birla Group, as I am sure for many of you, it is very difficult to let go of Askaranji. Hence, I am very pleased to share with you that your Chairman has asked me to convey to you that Askaranji has been named the Chairman of all the newly formed Business Review Councils in our Group. This is an extremely important body that helps chart out the growth trajectory of the various businesses. Apart from this, Askaranji will also be heading all of our Groups' Trusts, which as you may be aware, manage the Groups' social projects.

With your support, I am sure we will be able to retain Askaranji on the Board of Hindalco and on Indal. There is so much more that I wish to say about Askaranji but let me conclude with what my son Kumar Mangalam has to say and I quote:-

"The first thing I want to say about Askaranji is that I am the fourth generation of my family that he is working with. I have very distinct and clear memories of my visits to Hindalco as a little boy with my great grandfather. My great grandfather had the deepest affection for him. My father had the highest regard for him. In fact, he called him a 'human dynamo', which I believe, very aptly describes Askaranji. I feel privileged to be working with an individual, who in himself, is an institution. Askaranji and the Aditya Birla Group therefore in my view, are completely synonymous. I have no words to express the kind of commitment he has for the Group and for Hindalco. I do want to use an Urdu couplet that I think captures the essence of his working style.

'Ek pal ke tham jaane se, manjil door ho jaati hai, sirf hum nahi chalte, raaste bhi chalte hain'

Not for a moment does he stop thinking about Hindalco and about its well being. I think what he has achieved is what would take people several lifetimes to accomplish." What more can I say ?

As a tribute to Askaranji, we have made a short film that tries to capture his multi-faceted personality, his humility, his leadership, and his legacy to Hindalco. We would like to share the same with you.

At this stage, the film was displayed which the shareholders viewed with great acclaim.

AFTER THE FILM

As a measure of our respect and affection for Askaranji, may I request all of you to give a standing ovation to Askaranji.

Thank you,

The Chairman of the Meeting then proposed

(1) **THAT** the Reports of the Directors and the Auditors, the Audited Balance-Sheet and the Profit & Loss Account of the Company for the year ended 31st March, 2003 be and are hereby adopted.

Shri C. M. Maniar seconded the proposal.

Before the Resolution for adoption of the Directors' and Auditors' Reports & Accounts was put to vote, the Chairman of the Meeting made a brief statement about the working of the Aluminium and Copper Divisions of the Company and invited Questions from the Shareholders.

Many Shareholders who spoke at the Meeting invariably paid high compliments to the Management on the working of the Company and appreciated the detailed disclosures made in Annual Report, for the excellent results and for the efficient working of the Company.

Some Shareholders asked for some details on the working of the Company and sought clafications in respect of the Accounts to which appropriate replies were given by the Chairman of the Meeting, the Whole-time Directors, Shri A. K. Agarwala and Shri D. Bhattacharya who is overseeing the Copper Division.

The Chairman, then put the Resolution for adoption of the Reports of Directors' and Auditors' and Accounts to vote and the same was carried on show of hands, nem con.

Thereafter, the following Resolutions were proposed and passed, one after the other on show of hands.

(2) **As an Ordinary Resolution -Declaration & Payment of Dividend on Equity Shares.**

"**RESOLVED** that payment of Thirtyfifth Equity Dividend at the rate of Rs. 13.50 per Equity Share on the **9,24,75,275** Equity Shares of Rs. 10/- each, for the year ended 31st March, 2003, absorbing Rs. **1,408.34** Millions, be declared and distributed amongst the Equity Shareholders of the Company, who are entitled to the Dividend at the beginning of Book Closure date and whose names stand on the Register of Members as on Thursday, the 31st July, 2003".

Proposed by Shri Gouri Shankar Roongta
Seconded by Shri V. J. Naik
Carried nem con.

(3) **As an Ordinary Resolution - Re-Appointment of Shri T.K. Sethi, as Director.**

"**RESOLVED** that Shri **T. K. Sethi** who retires from office by rotation, but, being eligible for reappointment, be and is hereby re-appointed a Director of the Company".

Proposed by Shri Vinit Kumar Parikh
Seconded by Shri Babubhai Patel
Carried by majority

(4) **As an Ordinary Resolution - Re-Appointment of Smt. Rajashree Birla, as Director.**

"**RESOLVED** that **Smt. Rajashree Birla** who retires from office by rotation, but, being eligible for reappointment, be and is hereby re-appointed a Director of the Company".

Proposed by Shri Janak Mathuradas
Seconded by Shri Ramaswami Damodaran
Carried by majority

(5) **As an Ordinary Resolution - Re-Appointment of Shri C.M. Maniar, as Director.**

"**RESOLVED** that **Shri C. M. Maniar** who retires from office by rotation, but, being eligible for reappointment, be and is hereby re-appointed a Director of the Company".

Proposed by Shri T. M. Davar
Seconded by Shri Pravin Jagmohan Paymaster
Carried by majority

(6) **As an Ordinary Resolution - Re-appointment of Shri D. Bhattacharya, as a Director.**

"**RESOLVED** that pursuant to the provisions of the Articles of Association of the Company and of the Companies Act, 1956 including Section 257, Shri D. Bhattacharya be and is hereby re-appointed as a Director of the Company, liable to retire by rotation."

Proposed by Shri Pravin Jagmohan Paymaster

Before the Resolution was put to vote, **Shri E. B. Desai** Chairman of the Meeting, after explaining the position proposed the following amendment to the Resolution:

RESOLVED that the resolution under item 6 of the Notice be amended by inserting "**not**" in between the words "a Director of the Company "and" the words "liable to retire by rotation".

The amendment was seconded by Smt. Meenakshi B. Upadhyaya.

The Chairman of the Meeting then put the amendment to Vote.

The amendment was carried by majority, on show of hands.

Shri E.B. Desai then proposed the following amended Resolution as a Substantive Resolution.

"**RESOLVED** that pursuant to the provisions of the Articles of Association of the Company and of the Companies Act, 1956 including Section 257, Shri D. Bhattacharya be and is hereby re-appointed as a Director of the Company, not liable to retire by rotation."

The Substantive Resolution was seconded by Shri H. V. Sanghvi. The same was then put to Vote by the Chairman and passed by majority, on show of hands.

(7) As an Ordinary Resolution - Re-Appointment of Auditors.

"**RESOLVED** that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Singhi & Company, Chartered Accountants, Kolkata, the retiring Auditors, be and are hereby re-appointed Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration and reimbursement of the expenses for the said period."

Proposed by Shri Kishor M. Shah
Seconded by Shri Narendra D. Sanghvi
Carried by majority

(8) As an Ordinary Resolution - Appointment of Auditors

"**RESOLVED** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Lodha & Co., Chartered Accountants, Kolkata, be and are hereby appointed as Branch Auditors of the Company for auditing the books of Accounts maintained in respect of the Company's Birla Copper Division at P.O. Dahej, Lakhigam, Dist. Bharuch (Gujarat), from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorised to fix their remuneration and reimbursement of the out-of-pocket expenses for the said period."

Proposed by Smt. Shobhana S. Mehta
Seconded by Shri Ajitsingh J. Bhatia
Carried by majority

(9) As a Special Resolution - Authority for Creation of Charge on Company's Undertaking(s) - As an Ordinary Resolution:

(A) "**RESOLVED** THAT the consent of the Company be and is hereby granted in terms of Section 293(1) (a) and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force), to the Board of Directors of the Company to create a further mortgage and/or charge on such terms and conditions and at such time(s) and in such form and manner and with such ranking as to priority as the Board in its absolute discretion thinks fit, on the whole or substantially the whole of the Company's any one or more of the undertakings or of all the undertakings, including the present and/or future properties, whether movable or immovable comprised in any undertaking of the Company, as may be agreed to in favour of the 'State Bank of India', or other Trustee, registered with the SEBI, and/or any Bank, Financial institutions as a lender, to secure the issue of the following Debentures of the Company:

Relating to the Aluminium Business:

a) Secured Redeemable Non-Convertible Debentures of varying Interest rates of the aggregate value of Rs. 35 Crores privately placed with various Mutual Funds/Institutions/ Banks, 6.95% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 20 Crores privately placed with ABN Amro Securities (India) Pvt. Ltd., 7.20% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 45 Crores privately placed with ABN Amro Securities (India) Pvt. Ltd. and Uco Bank, in all aggregating to Rs. 100 crores.

b) 6.40% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 150 Crores privately placed with various Investors/Mutual Funds/Institutions/Banks.

Relating to the Copper Business:

c) 10% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs.25 Crores privately placed with various Investors.

d) 9.70% Secured Redeemable Non-convertible Debentures of the aggregate value of Rs.25 Crores privately placed with various Investors.

e) 9.45% Secured Redeemable Non-convertible Debentures of the aggregate value of Rs.15 Crores privately placed with various Investors.

f) 8.70% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 200 Crores privately placed with various Investors.

g) 8.10% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 100 Crores privately placed with various Investors.

h) 6.20% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 50 Crores privately placed with Citicorp Brokerage India Limited.

i) 5.95% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 50 Crores privately placed with ICICI Bank Limited.

together with interest on the principal amounts at the respective agreed rates, compound interest, additional interest, liquidated damages, accumulated interest, commitment charges, costs, charges, expenses, remuneration of agent(s)/trustee(s) and all other monies payable by the Company to the concerned Mutual Funds/Institutions/Banks/Investors, under the respective trust deed/loan agreement entered into/to be entered into by the Company.

(B) **RESOLVED THAT** consent of the Company, be and is hereby accorded to the Board of Directors of the Company for mortgaging and/or charging on such terms and conditions, with such ranking for priority as may be agreed upon with the concerned parties, at such time or times and in such form and manner, as it may think fit, the whole or substantially the whole of the Company's any one or more of the undertakings or of all the undertakings, including the present and/or future properties, whether movable or immovable comprised in any existing or new undertaking or undertakings of the Company, as the case may be, in favour of the Trustees (appointed/to be appointed by the Board) and/or such other parties, as may be required, to secure borrowings upto an aggregate value not exceeding Rs. 1,500 crores (Rupees One Thousand Five Hundred Crores) by the issue of Non-Convertible Debentures, Bonds and/or such other instrument(s) including Foreign Exchange borrowings as the Board may think fit, to be issued in one or more tranches, to such Bodies Corporate, Financial Institutions, Mutual Funds, Banks, Foreign Financial Institutions, or Non-Residents, and upon such terms and conditions as may be decided by the Board, together with interest at the respective agreed rates, compound interest, additional interest, liquidated damages, accumulated interest, commitment charges, premium on prepayment or on redemption, costs, charges, expenses and other monies covered by the aforesaid financial assistance under the respective documents to be entered into by the Company in respect of the said issue of Debentures/ Bonds/other instrument(s) including Foreign Exchange borrowings in terms of their issue.

RESOLVED FURTHER that the securities to be created by the Company as aforesaid may rank prior/pari passu/subservient with/to the mortgages and/or charges already created or to be created in future by the Company and as may be agreed to between the concerned parties.

RESOLVED FURTHER that for the purpose of giving effect to this resolution, the Board or any Committee or Persons authorised by the Board thereof, be and is hereby authorised to finalise, settle and execute such documents/deeds/writings/papers/agreements as may be required and to do all acts, deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in regard to creating mortgage/ charge as aforesaid or otherwise considered to be in the best interest of the Company."

Proposed by Shri Raphael Viegas
Seconded by Shri K. S. Rajan
Carried by majority

(10) **As a Special Resolution -Revision in the remuneration to Shri A. K. Agarwala - As a Special Resolution.**

"**RESOLVED** that in partial modification of the Resolutions passed by the Members at the Fortieth, Forty-Second and Forty-Third Annual General Meetings of the Company held on 4th August, 1999, 1st August, 2001 and 31st July, 2002 respectively and pursuant to the provisions of sections 198, 309, 310, 314, Schedule XIII and other

applicable provisions, if any, of the Companies Act, 1956 including any statutory modification or re-enactment thereof, consent of the Company be and is hereby accorded to pay the revised remuneration to Shri A. K. Agarwala as per details provided in the Explanatory Statement herein for the remaining period of his tenure of Office i.e. up to September, 2003 with further liberty to Board of Directors to revise his remuneration from time to time as they deem fit within the limits of Schedule XIII of the Companies Act, 1956."

Proposed by Shri Mahesh Keswani
Seconded by Dr. M. G. Joshi
Carried by majority

(11) **As a Special Resolution - De-Listing of the Company's Equity Shares from the Stock Exchanges.**

"**RESOLVED THAT** pursuant to the guidelines issued by SEBI under the Securities and Exchange Board of India (Delisting of Securities) Guidelines - 2003, dated 17th February 2003 and other applicable approvals and procedures, which may become applicable hereafter, governing the matter, the Company be and is hereby authorized to voluntarily apply for delisting of its Equity shares from the **Madras Stock Exchange Ltd., The Delhi Stock Exchange Association Ltd., and The Calcutta Stock Exchange Association Ltd.,** at such time as the Board of Directors (whether acting through the Board, a Committee of the Board or any Director or any person authorised by the Board), may, in the absolute discretion, consider appropriate and proper without giving an exit option to the Shareholders of the regions where the aforesaid Stock Exchanges are situated and the Board of Directors of the Company be and are hereby authorized to do all necessary acts in pursuance with the above matter.

Proposed by Shri Jagdish Jhaveri
Seconded by Shri Rusi Khambatta
Carried by majority

The Meeting thereafter terminated with a Vote of Thanks to the Chair proposed by Shri Yogesh Jhunjhunwala.

C H A I R M A N

This does not purport to be the entire proceeding of AGM


HINDALCO
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2003				
				(Rupees in Million)
	Particulars	**Quarter ended 30/06/2003 (Unaudited)**	**Quarter ended 30/06/2002 (Unaudited)**	**Previous Accounting Year ended 31/03/2003 (Audited)**
1	Net Sales	11,555	11,979	49,755
2	Other Income	799	441	2,329
3	Total Expenditure	8,323	8,506	37,614
	(a). (Increase)/Decrease in Stock in Trade	(485)	(822)	(237)
	(b). Consumption of Raw Materials	5,208	5,992	23,280
	(c). Staff Cost	585	523	2,228
	(d). Manufacturing Expenses	2,354	2,103	9,125
	(e). Other Expenditure	661	710	3,218
4	Interest & Finance Charges	451	351	1,201
5	Gross Profit	3,580	3,563	13,269
6	Depreciation	717	633	2,642
7	Profit before Tax & Extraordinary Items	2,863	2,930	10,627
8	Extraordinary Items	-	-	1,633
9	Profit before Tax	2,863	2,930	8,994
10	Provision for Tax	933	962	3,173
	(a). Provision for Current Tax	488	703	2,520
	(b). Provision for Deferred Tax	445	259	653
11	Net Profit	1,930	1,968	5,821
12	Paid-up Equity Share Capital			
	(Face Value : Rs.10/- per Share)	925	737	925
13	Reserves			60,986
14	Basic & Diluted EPS (Rs.)	21	19	63
15	Aggregate of non-promoter shareholding			
	(a). Number of shares	69,940,264	56,745,609	69,941,682
	(b). Percentage of shareholding	75.63%	76.99%	75.63%

Notes:

1. Under Brownfield expansion programme, the Company has commissioned 10th Power Generating Unit of 80 MW with Boiler and Aluminium smelting capacity stands enhanced to 345,000 MTPA.
2. All facilities for Company's brownfield expansion at Copper Division for enhancing smelting capacity from 150,000 MTPA to 250,000 MTPA have been installed.
3. In June 2003 the Company has raised foreign currency loan of Rs. 230 Crores for five years at a floating rate linked to LIBOR.
4. Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.04.2003	Received	Resolved	Pending as on 30.06.2003
2	4	4	2

Place: Mumbai
Dated: 31st July, 2003

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025.

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2003 (Unaudited)	Quarter ended 30/06/2002 (Unaudited)	Previous Accounting Year ended 31/03/2003 (Audited)
1. Segment Revenue			
(a). Aluminium Business	6,644	5,860	23,740
(b). Copper Business	4,911	6,119	26,015
	11,555	11,979	49,755
Less: Inter Segment Revenue	-	-	-
Net Sales/Income from operations	11,555	11,979	49,755
2. Segment Results (Profit/Loss before Tax and interest from each Segment)			
(a). Aluminium Business	2,028	1,881	6,605
(b). Copper Business	646	1,032	3,840
	2,674	2,913	10,445
Less: Interest & Finance Charges	(451)	(351)	(1,201)
	2,223	2,562	9,244
Add: Other un-allocable Income net off un-allocable expenses	640	368	1,383
Profit before Tax & Extraordinary Items	2,863	2,930	10,627
3. Capital Employed (Segment assets Segment liabilities)			
(a). Aluminium Business	38,436	33,264	38,502
(b). Copper Business	26,613	22,511	24,014
	65,049	55,775	62,516

5. Corresponding figures of first quarter of financial year 2002-03 have been restated for giving effect of amalgamation of remaining business (after demerger of fertilizer business at Jagdishpur) of Indo Gulf Corporation Limited with the Company w.e.f. 1st April, 2002. However, paid-up Equity Share Capital, EPS and non-promoter shareholding numbers have not been changed.
6. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Thursday, 31st July, 2003.
7. The quarterly results for the period ended 30th June, 2003 have been reviewed by the Auditors.

By and on behalf of the Board



A.K. Agarwala
Whole-time Director

INTERACTIVE VOICE RESPONSE SYSTEM

Dear Shareholders,

We have great pleasure in informing you of the latest initiative of the Company to improve services to shareholders by installing "INTERACTIVE VOICE RESPONSE SYSTEM", an exclusive service offered to our esteemed shareholders.

This system is introduced for the convenience of our Shareholders.

INTERACTIVE VOICE RESPONSE SYSTEM is a complete solution that will simplify the way to check the status of your share account, sitting at home leisurely or from anywhere, without taking any trouble of writing to the Company. This system has many advantages viz. less time-consuming, gives better efficiency, promptness and faster response. All your queries will be solved instantly without entering into time consuming correspondence with the Company, for your Physical as well as Dematerialized shares. You only have to ring up our dedicated number **56917010** and follow up the simple instructions given on the Interactive Voice Response System. It will first speak out the **Menu** covered under this System and advise you to dial certain numeric to access the particular area of your query. You have to listen and act accordingly, viz. change of address, nomination, loss of shares, dividend, demat / remat request etc. etc.

Kindly ensure to keep ready the correct reference Folio Number for physical shares/ Demat Account Number for dematerialized shares, and share receipt number.

For getting any clarification, please call at our share department on 022-56917011/56917018/56917006

When you call **56917010** you will hear the list of your status. You have to dial the number as per your status as under for getting the various information.


MAIN MENU
1-Physical Share Holder
2-Share holders hold in demat from
3-New Share Holder
4-Investor seeking information on indal open offer.
Enter folio Number Numeric only i.e
FOR HE102137 ENTER 102137
FOR HEA37213 ENTER 37213
FOR HB000541 ENTER 000541
Enter DP ID / CLIENT ID for shareholders through NSDL i.e. IN300168 / 30989764 ENTER 30016830989764
For shareholders through CDSL Enter complete account no i.e. 1201680000001589
Enter Folio Number of Indal
Enter
1. For Share Transfer
2. Demat
3. Change of Address
4. Loss of shares
5. Nominatino
6. Dividend detail
9. To speak to Officer
Go to previous Menu
* To Exit
1. Remat of shares
2. Dividend
1. For Share Transfer
2. Demat
3. Change of Address
4. Loss of Shares
5. Nomination
6. Dividend Detail
9 To speak to officer
Go to previous menu
* To Exit
(Enter the Receipt Number to know the status of above mentioned options)
(Enter the Receipt Number to know the status of above mentioned options)


HINDALCO
HINDALCO
INDUSTRIES LIMITED
ANNUAL GENERAL MEETING

Standing ovation by the Board of Directors and Shareholders on the contribution made by Shri A.K. Agarwala.


D. BHATTACHARYA

Shri. D. Bhattacharya, Managing Director designate of the Company replying to Shareholder's queries at the 44th AGM.

NOTE :

Members holding shares in electronic form may please note that their bank details / ECS / Mandate / Address as furnished by the Beneficiaries with their respective Depositories are printed on the dividend warrants.

Members holding Shares in Electronic form are requested to update changes in respect of Bank details / ECS / Mandate / Change of Address with your **Respective Depository Participant** to receive their future dividend / Correspondence.

BOOK POST

To,

If Undelivered Return to :


HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093

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